Harris Associates

Compliance Memo

Date:           June 27, 2014
To:           D. J. Gorman, HAIT CCO
From:           Colin P. McFarland and Robert Reey

Subject:       Acquisition of Credit Suisse Tier 1 Captial Notes through a Rule 144A offering to Qualified Institutional Buyers

As required pursuant to the Funds’ Affiliated Underwriting Procedures Pursuant to Rule 10f-3
(the “Procedures”), a report must be made to the Trustees at the next regularly scheduled
Board meeting following a purchase of securities for a Fund in an underwriting in which any broker-dealer affiliate of the Adviser is a “principal underwriter”.

On June 11, 2014, the Oakmark Equity & Income Fund purchased $7 M of 6.25 Tier 1 Capital
Perpetual Preferred Notes, representing approximately .28% of the $2,500,000,000 offered.
Natixis Securities America (“NSA”), an affiliate of the Adviser, was a co-manager entitled to a selling concession/gross spread. NSA did not receive an underwriting concession/gross spread in connection with the Fund’s purchase.

The transaction met all of the requirements of Section A of the Procedures, including a determination of appropriate registration, fair pricing, minimum continuous operating requirements for the issuer, a firm commitment clause in the underwriting agreement, a reasonable and fair commission, a purchase of less than the maximum percentage permitted, and no prohibited affiliated transactions, as applicable.

Pursuant to the Procedures, this transaction will be reported on the Funds’ Form N-SAR.

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